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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               FORM 8-A

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


                      Access Pharmaceuticals, Inc.
           ---------------------------------------------------
          (Exact name of registrant as specified in its charter)

       Delaware                                83-0221517
-----------------------             -----------------------------------
(State of incorporation             (I.R.S. Employer Identification No.)
  or organization)

2600 Stemmons Freeway, Suite 176, Dallas, Texas               75207
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(Address of principal executive offices)                    (Zip Code)


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to a General Instruction A.(d), please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:


   Title of Each Class                    Name of Each Exchange on Which
   to be so Registered                    Each Class is to be Registered
----------------------------              ------------------------------
Common Stock, $.01 Par Value                  American Stock Exchange


    Securities to be registered pursuant to Section 12(g) of the Act:
    ------------------------------------------------------------------
                               None

                         (Title of Class)

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Item 1.   Description of Registrant's Securities to be Registered.

Common Stock, $.01 Par Value

The capital stock of Access Pharmaceuticals, Inc., a Delaware corporation
(the "Company") to be registered on the American Stock Exchange LLC (the "Exchange"), is the Company's common stock, par value of $.01 per share ("Common Stock"). The Company's Certificate of Incorporation, as amended, authorizes the Company to issue up to 20,000,000 shares of Common Stock. All or any part of the authorized but unissued shares of Common Stock may be issued without further approval from the shareholders, except as may be required by law or the policies of any stock exchange or stock market on which the shares of stock of the Company may be listed or quoted, for such purposes and on such terms as the Board of Directors may determine.

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and have the right to vote cumulatively for the election of directors. This means that in the voting at the Company's annual meeting, each stockholder or his proxy, may multiply the number of his shares by the number of directors to be elected then cast the resulting total number of votes for a single nominee, or distribute such votes on the ballot among the nominees as desired. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor, subject to any preferential dividend rights for the Company's outstanding preferred stock. Upon the Company's liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the Company's net assets available after the payment of all debts and other liabilities and subject to the prior rights of any of the Company's outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company's preferred stock which the Company may designate and issue in the future. The Common Stock is not subject to any redemption or sinking fund provisions and no liability exists to further calls or to assessments by the Company.

The Company currently has no shares of preferred stock outstanding, but the Company's Board of Directors is authorized by the Company's Certificate of Incorporation, as amended, to issue from time to time up to an aggregate of 2,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock") in one or more series without further stockholder approval, subject to certain limitations prescribed by law, and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights and terms of redemption of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control. The Company has no present plans to issue any shares of preferred stock.

The Company's Certificate of Incorporation, as amended, provides that the Company's directors shall be divided into three classes, with the terms of each class to expire on different years.

In addition, the Company's Certificate of Incorporation, as amended, in order to combat "greenmail," provides in general that any direct or indirect purchase by the Company of any of the Company's voting stock or rights to acquire voting stock known to be beneficially owned by any person or group which holds more than five percent of a class of the Company's voting stock and which has owned the securities being purchased for less than two years must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of voting stock, subject to certain exceptions. The prohibition of "greenmail" may tend to discourage or foreclose certain acquisitions of the Company's securities which might temporarily increase the price of the Company's securities. Discouraging the acquisition of a large block of the Company's securities by an outside party may also have a potential negative effect on takeovers. Parties seeking control of the Company through large acquisitions of the Company's securities will not be able to resort to "greenmail" should their bid fail, thus making such a bid less attractive to persons seeking to initiate a takeover effort.


Item 2.   Exhibits.

None.


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SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 29 day of March 2000.

                              Access Pharmaceuticals, Inc.
                                      (Registrant)



                              By   /s/ Kerry P. Gray
                                   -------------------
                                   Kerry P. Gray
                                   President and CEO